Exhibit 99.1

VisionChina Media Announces Results of 2012 Annual General Meeting of Shareholders

BEIJING, Dec. 21, 2012 /PRNewswire/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today announced that it has obtained shareholder approval for all matters submitted for approval at the Company’s 2012 annual general meeting, held in Hong Kong on December 21, 2012.

The following resolution proposed by the Company was approved by VisionChina Media’s shareholders:

Ratification of the appointment of Deloitte Touche Tohmatsu CPA Ltd. as the Company’s independent auditors for the year ending December 31, 2012.

Materials related to the annual general meeting of shareholders, including the proxy statement, are available on the Company’s website at http://www.visionchina.cn.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of September 30, 2012, VisionChina Media’s advertising network included 107,821 digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Guangzhou and Shenzhen, as secured by exclusive agency agreements or joint venture contract. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

For investor and media inquiries, please contact:

In China:

Ms. Sharon Wu
VisionChina Media Inc.
Tel: +86-189-2677-2096
E-mail: sharon.wu@visionchina.cn

Mr. Colin Wang
Investor Relations Director
VisionChina Media Inc.
Tel: +86 135-1001-0107
Email: colin.wang@visionchina.cn

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel: +1-646-460-9989
E-mail: visn@ogilvy.com